Exhibit 1.04

For More Information:

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
Mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation, its Subsidiaries and Officers Have Purchased an Aggregate Total of Approximately 2.8 Million Shares of CDC Common Stock since January 2008

HONG KONG, ATLANTA, March 10, 2010 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, announced today that the company and its subsidiaries have purchased an aggregate total amount of approximately 2.3 million shares of CDC Corporation common stock since January 2008, at an average price of approximately $1.53 per share.

In addition, since January 2008, management and related affiliates have purchased a net amount of approximately 492,602 shares at an average price of approximately $2.80 per share.

“As we have said before, we clearly believe our shares are undervalued by the investment community,” said Peter Yip, CEO of CDC Corporation. “We have recently reported solid fourth quarter and year-end earnings with a 56 percent increase in fourth quarter Adjusted EBITDA. We believe that CDC Corporation has a sum-of-parts valuation and its price is not reflective of the value contained in the company’s underlying assets of its four key businesses. We are currently considering possible strategic alternatives. These strategic alternatives may include strategic transactions, a dividend policy or periodic distribution of registered shares of our underlying publicly listed subsidiaries to CDC Corporation shareholders that could allow them to benefit from our recent efforts to unlock shareholder value as well as to enhance the liquidity of the publicly listed subsidiaries, in an orderly and tax effective manner. Our share purchases demonstrate the confidence we have in the company’s strategy and long-term prospects.”

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the value of CDC Corporation shares and the investment community’s perception thereof, our beliefs about the “sum of parts” valuation for CDC Corporation, our expectations about possible strategic alternatives, our beliefs about our strategies, prospects and businesses, our expectations about our continued commitment to our share buy-back plan, and other forward-looking statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the SEC on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.